WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

October 27, 2006

Mr. Jay Mumford
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-0408

Re: The Small Business Company
Registration Statement on Form 10-SB
Amendment No. 2
File No. 000-52184

Dear Mr. Mumford:

Our client has filed on EDGAR the above Amendment No. 2.

With respect to your comments, please be advised as follows:

1.	Acquisition of all assets and consideration disclosed - page 3.

Accounting Comments

Item 2 Balance Sheet

See a new note 2 describing the restated financials

Item 3: Note 3

Answer. This was a typo in the notes and has been reconciled to the statement of operations amount of $430,592.

Item 4 Note 4 (Now Note 5) Commitments, Contingencies and Related Parties

SAB Topic 1.B.l. “Allocation of Expenses and Related Disclosure In Financial Statements of Subsidiaries, Divisions or Lesser Business Components of Another Entity”

This bulletin provides specific guidance in the allocation of expenses incurred by a Parent company on behalf of its subsidiaries when the subsidiary is the registrant and does apply to the parent as the registrant.

The Company is a development stage company, the employee contracts in question are those of the two founders and the founders stock issued is felt to be sufficient compensation until the company is able to afford payment of salaries. It is a contingent cost for which the trigger has not been achieved. Accordingly, we believe that no expense should be recorded.

Item 5 Note 5 (Now Note 6)

The wording has been revised.

Item 6 and 7

We have recalculated the fair value of the warrants which remains zero. We used a risk free rate that ranged from 4.3 % to 5.16% based on us treasury note rate and an expected volatility of 1.2.

Thank you for your consideration.
Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ
Michael T. Williams, Esq.